[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
SERVICE OFFICE: One Granite Place, P.O. Box 515, Concord, New Hampshire 03302
(800) 258-3648


                         GUARANTEED DEATH BENEFIT RIDER

EFFECTIVE DATE -

This Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later effective date is shown above. In this rider, "we", "us" or "our" means the Jefferson Pilot LifeAmerica Insurance Company; "you" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of any application for this rider, we will provide the benefit described in this rider.

BENEFIT - Subject to the provisions of the policy and this rider, we guarantee that the Death Benefit of the policy will be no less than the Specified Amount, regardless of the investment experience of the divisions within the Separate Account, provided that the cumulative minimum premium requirements have been satisfied.

This Rider has no loan value and no surrender value.

CUMULATIVE MINIMUM PREMIUM REQUIREMENT - On each monthly anniversary day, we will determine if the cumulative minimum premium requirement for this rider has been met. The cumulative minimum premium requirement is met provided that (a) is greater than or equal to (b), where:

(a) is the sum of all previous premium payments under the policy, less any policy loans or withdrawals; and

(b) is the cumulative minimum premium requirement, as shown on Page 3 of the policy, divided by twelve, multiplied by the number of completed policy months.

If this requirement has been met, the policy is guaranteed to remain in force during the next policy month. If this requirement is not met, we will notify you of the premium payments required in order to continue benefits under this rider. A grace period of 61 days will be provided. If the necessary premiums are not received during this grace period, this rider will terminate without value.

Any increase in the Specified Amount will require an increase in the cumulative minimum premium requirement. The new cumulative minimum premium requirement will be the sum of the minimum premium requirements for the Initial Specified Amount and each respective increase to the Specified Amount. The portion of the cumulative minimum premium requirement associated with any increase in the Specified Amount will be based on the attained age of the Insured as of the date of increase.

MONTHLY DEDUCTION - The monthly deduction for this rider will be (a), multiplied by (b), divided by $1,000, where:

(a)  is the Specified Amount of the policy; and

(b)  is $0.01.

TERMINATION - This rider will cease as soon as one of the following occurs:

(1) The cumulative minimum premium requirement remains unsatisfied at the end of the grace period, described above.

(2)  The policy is surrendered, exchanged, or lapsed.

(3)  The Maturity Date of the policy is attained.

(4)  We receive a proper written request to terminate this rider.


          /s/ David Stonecipher                 /s/ Robert A Reed

          Chief Executive Officer                   Secretary


P94-64N(98)